September 5, 2025

U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Electronically filed through EDGAR

Re:        KiNRG, Inc.

Registration Statement on Form 10-12G

Filed July 24, 2025

File No. 000-53035

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KiNRG, Inc. (the “Issuer”) hereby submits this letter to the US Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form 10-12G, File No. 000-53035, originally filed on July 24, 2025 (the “Registration Statement”). The Issuer believes that withdrawing the Registration Statement is consistent with the public interest and the protection of investors as required by Rule 477(a). The Original Form 10 is being withdrawn and replaced with the New Form 10 in order to prevent the Original Form 10 from automatically becoming effective.

The Issuer requests that the Commission consent to this withdrawal.

Respectfully submitted,

/s/Ronald Pickett

Ronald Pickett

Chief Executive Officer